

May 30, 2014

<u>Via E-mail</u>

Michael T. Cartwright
Chairman and Chief Executive Officer
AAC Holdings, Inc.
115 East Park Drive, Second Floor
Brentwood, TN 37027

  Re: AAC Holdings, Inc.
    Draft Registration Statement on Form S-1
    Submitted May 5, 2014
    CIK No. 0001606180

Dear Mr. Cartwright:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. We will process your amendments without price ranges. As the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

2. Prior to the effectiveness of the company's registration statement, please have a FINRA representative call the staff to confirm whether or not the amount of compensation allowable or payable to the Underwriters has received clearance.

3. Prior to effectiveness, please have a stock exchange representative call the staff to confirm that your securities have been approved for listing.

4. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Industry and Market Data

5. We note the sentence on the inside cover page that "Although we believe these sources are reliable, we have not independently verified such information." Please remove such statement, as it implies that you are not responsible for the accuracy of the information you elect to include in your prospectus.

Risk Factors, page 15

6. All material risks should be described in the risk factors section. If risks are not deemed material, you should not reference them. Please revise to delete the fifth sentence of the first paragraph relating to unknown or immaterial risks that states "[a]dditional risks and uncertainties not currently known to us or that we currently deem immaterial may also materially adversely affect our business, financial condition …."

Use of Proceeds, page 35

7. We note the broad discretion in the application of the proceeds for general corporate purposes. Please revise to clearly address the related contingencies and alternatives. See Instruction 7 to Item 504 of Regulation S-K.

Capitalization, page 36

8. Please show us how pro forma 9,675,580 shares disclosed here were derived.

Unaudited Pro Forma Consolidated Financial Statements, page 40

9. We note your disclosure here that the pro forma adjustments reflecting the completion of the BHR Acquisition are based upon accounting for the exchange of common equity interest as a common control transaction. Please clarify for us (a) the detailed ownership of Holdings and BHR before the acquisition and (b) the basis for your accounting for the acquisition of BHR as a common control transaction. Please provide us the specific accounting literature that supports your accounting position.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations,
page 54</u>
<u>Revenues, page 55</u>

10.   To enhance the readers' understanding of your business, improve disclosure regarding
        composition of the accounts receivable balances and to assist investors in assessing
        collectability, please expand your disclosures regarding "Revenues" to include the
        following disclosures:

        • Disclose in a comparative tabular format for each period presented, the payor mix
          concentrations and related aging of accounts receivable. The aging schedule may be
          based on management's own reporting criteria (i.e. unbilled, less than 30 days, 30 to
          60 days etc.) or some other reasonable presentation. At a minimum, the disclosure
          should indicate the past due amounts and a breakdown by payor classification (i.e.
          Commercial Payor and Self-pay). We would expect Self-pay to be separately
          classified from any other grouping. If your billing system does not have the capacity
          to provide an aging schedule of your receivables, disclose that fact and clarify how
          this affects your ability to estimate your allowance for bad debts.
        • Disclose the days' sales outstanding for each period and provide a discussion in
          liquidity and capital resources of the reasons for significant changes from the prior
          period.

<u>Liquidity and Capital Resources, page 63</u>

11.   We note you expect your principal sources of liquidity after the offering to consist of
        cash on hand, cash flows from operating activities and borrowings under your revolving
        line of credit and that the funds provided by these sources will be adequate to meet your
        working capital needs, debt service and maintenance capital expenditures for at least the
        next 12 months. Please expand your liquidity discussion to provide a clear picture of
        your ability to generate cash and to meet all existing and known cash requirements
        including the acquisition of the two properties under contract and the repayment of
        indebtedness including the Academy Loan and the TSN Acquisition debt. Refer to SEC
        Release No. 33-8350 for further guidance.

<u>Consolidation of VIEs, page 70</u>

12.   We note your disclosure that "[d]uring 2013, each of our treatment facilities entered into
        management services agreements with five professional groups …." Please revise your
        business section to address the material terms of the management services agreements.
        Specifically address how the company controls the professional groups, how the
        company directs the activities that impact the economic performance of the professional
        groups, and how the company provides necessary funding to the professional groups and
        how the company will absorb the gains and losses. We may have further comment.

Business, page 76

13.   You cite various sources of industry data including NIDA and IBISWorld in several places in the summary and business sections. Please provide us with copies of the reports from which you have taken this data. Clearly mark the supporting statements in the supplemental materials. Also, please provide support for your claims that you are one of the top ten largest premium residential substance abuse treatment facilities in the United States and have one of the largest in-house sales forces in the substance abuse industry.

14.   Please clarify what you mean by the phrase evidence-based and describe the types of therapy you provide. Also describe the extent to which you provide medical and psychiatric care other than in connection with the detoxification program.

Properties, page 83

15.   Please describe the material terms of the leases under which your principal properties are held.

Management, page 95

16.   Please provide the complete five years business experience for Mr. Freeman and Mr. Ragsdale including the dates they served in each of their indicated capacities.

Description of Capital Stock, page 117

17.   The statement that "all of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, duly authorized, validly issued, fully paid and nonassessable" is a legal conclusion that the company is not qualified to make. Either attribute the statement to counsel and provide their consent or revise to delete the statement. Please revise your disclosure accordingly.

Underwriting, page 126

18.   Please revise your disclosure in this section to explain clearly what each of short sales, covered short sales, and naked short sales are.

19.   Please clarify whether the shares that may be sold in the directed share program will be subject to lock-up agreements.

Financial Statements

General

20.   Please revise to provide the financial statements for Concord Real Estate LLC and The Academy Real Estate LLC as required by Rule 3-14 of Regulation S-X or demonstrate to

us how you determined these financial statements are not required. In this regard, please ensure to include in your response the computations of significance tests as applicable.

American Addition Centers, Inc. and Subsidiaries

Audited Financial Statements for the Years Ended December 31, 2012 and 2013

General

21.   Please note the financial statement updating requirements of Rule 3-12 of Regulation S-X.

3. Summary of Significant Accounting Policies

Goodwill and Intangible Assets, page F-12

22.   We note your disclosure that the substance abuse/behavioral healthcare treatment services operating segment represents one reporting unit for purposes of the Company's goodwill impairment test. Considering you provide services through six treatment facilities, tell us (a) what do you consider a reporting unit and (b) how you concluded that you have one reporting unit which is defined at your operating segment level. In your response, please provide us with your analysis how you complied with the guidance in FASB ASC 350-20-35-34.

5. Acquisitions

Consolidation of Concorde Real Estate LLC, page F-18

23.   We note your disclosure on page 47 and 48 that consolidation of Concorde Real Estate LLC and BHR respectively, were accounted for as business combination as common control did not exist and you have recorded the fair value of the assets and liabilities. Considering the significance of ownership of your officers in these entities, please clarify for us (a) the detailed ownership of AAC, Concorde Real Estate LLC, Greenhouse Real Estate LLC and BHR before the consolidation (b) the basis for your conclusion that no common control existed and (c) explain how your accounting for the consolidation of the entities at fair values is appropriate. Please provide us the specific accounting literature that supports your accounting position.

Exhibits

24.   We note that you have not filed numerous exhibits. Please note that we may comment on these documents and allow for sufficient time for our review.

25.   We note that each of your treatment facilities entered into management services

agreements with five professional groups. Please file these management services agreements as exhibits to your registration statement or advise us why these agreements are not required to be filed pursuant to Item 601(a) of Regulation S-K. We may have further comment.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Jamie Kessel, at (202) 551-3727 or Raj Rajan, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or David Link, at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc (via email): Howard Lamar III, Esq.